Exhibit 99.1

CONNECT BIOPHARMA HOLDINGS LIMITED

INDEX TO THE UNAUDITED INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Loss

		For Six Months Ended June 30,
	Notes	2020	2021	2021
		RMB’000	RMB’000	USD’000 Note 2
Research and development expenses	5	(59,047)	(217,806)	(33,716)
Administrative expenses	5	(7,086)	(47,965)	(7,424)
Other income	7	2,715	5,041	780
Other gains/(losses) - net	8	878	(7,640)	(1,183)

Operating loss		(62,540)	(268,370)	(41,543)

Finance income		569	180	28
Finance cost		(19)	(22)	(4)

Finance income - net		550	158	24
Fair value loss of financial instruments with preferred rights	19	(13,217)	(674,269)	(104,374)

Loss before income tax		(75,207)	(942,481)	(145,893)
Income tax expense	9	—	—	—

Net loss		(75,207)	(942,481)	(145,893)

Net loss attributable to:
Owners of the Company		(75,207)	(942,481)	(145,893)

		RMB	RMB	USD
Net loss attributable to:
Basic and diluted	10	(4.4)	(20.1)	(3.1)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Comprehensive Loss

		For the Six Months Ended June 30,
	Notes	2020	2021	2021
		RMB’000	RMB’000	USD’000
				Note 2
Net loss		(75,207)	(942,481)	(145,893)

Other comprehensive (loss)/income

Items that may be reclassified to profit or loss
Exchange differences on translation of foreign operations		(5,173)	5,523	855
Items that will not be reclassified to profit or loss
Exchange differences on translation of foreign operations		(672)	(21,846)	(3,382)

Other comprehensive loss, net of tax		(5,845)	(16,323)	(2,527)

Total comprehensive loss		(81,052)	(958,804)	(148,420)

Total comprehensive loss attributable to:
Owners of the Company		(81,052)	(958,804)	(148,420)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Balance Sheets

		December 31,	June 30,	June 30,
	Notes	2020	2021	2021
		RMB’000	RMB’000	USD’000
				Note 2
ASSETS

Non-current assets
Property, plant and equipment	11	6,939	24,524	3,796
Right-of-use assets	12	929	23,358	3,616
Intangible assets		342	284	43
Other non-current assets	13	19,860	27,614	4,275

Total non-current assets		28,070	75,780	11,730

Current assets
Cash and cash equivalents	15	1,010,076	2,025,046	313,470
Other receivable and prepayments	14	33,655	72,900	11,285
Financial assets at fair value through profit or loss	3	13,068	—	—

Total current assets		1,056,799	2,097,946	324,755

Total assets		1,084,869	2,173,726	336,485

LIABILITIES
Non-current liabilities
Lease liabilities	12	309	482	75
Financial instruments with preferred rights	3, 19	2,071,508	—	—

Total non-current liabilities		2,071,817	482	75

Current liabilities
Lease liabilities		604	615	95
Trade payables		24,638	65,628	10,159
Other payables and accruals	18	12,755	24,383	3,774

Total current liabilities		37,997	90,626	14,028

Total liabilities		2,109,814	91,108	14,103

Net (liabilities)/assets		(1,024,945)	2,082,618	322,382

SHAREHOLDERS’ (DEFICIT)/EQUITY
Share capital	16	24	66	10
Share premium	16	41,466	4,092,298	633,473

Treasury shares		(3)	(3)	—

Share-based compensation reserve		6,602	24,608	3,809
Other reserves		(1,693)	(20,529)	(3,178)
Accumulated losses		(1,071,341)	(2,013,822)	(311,732)

Total shareholders’ (deficit)/equity		(1,024,945)	2,082,618	322,382

Total liabilities and shareholders’ (deficit)/equity		1,084,869	2,173,726	336,485

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity

	Notes	Share capital	Share premium	Treasury shares	Share-based compensation reserves	Other reserves	Accumulated losses	Total shareholders’ deficit
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at December 31, 2019		21	38,123	(1)	4,411	(48,725)	(292,116)	(298,287)

Comprehensive loss
Net loss		—	—	—	—	—	(75,207)	(75,207)
Exchange differences		—	—	—	—	(5,845)	—	(5,845)

		—	—	—	—	(5,845)	(75,207)	(81,052)

Transactions with owners
Issuance of shares to co-founders	17	1	3,343	—	(3,344)	—	—	—
Issuance of treasury shares		1	—	(1)	—	—	—	—
Share-based compensations	17	—	—	—	1,590	—	—	1,590

		2	3,343	(1)	(1,754)	—	—	1,590

Balance at June 30, 2020		23	41,466	(2)	2,657	(54,570)	(367,323)	(377,749)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Changes in Shareholders’ (Deficit)/Equity

	Notes	Share capital	Share premium	Treasury shares	Share-based compensation reserves	Other reserves	Accumulated losses	Total shareholders’ (deficit)/equity
		RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
Balance at December 31, 2020		24	41,466	(3)	6,602	(1,693)	(1,071,341)	(1,024,945)

Comprehensive loss
Net loss		—	—	—	—	—	(942,481)	(942,481)
Exchange differences		—	—	—	—	(16,323)	—	(16,323)

		—	—	—	—	(16,323)	(942,481)	(958,804)

Transactions with owners
Issuance of ordinary shares, net of issuance costs	16	14	1,305,818	—	—	—	—	1,305,832
Conversion from preferred shares to ordinary shares	16	28	2,743,597	—	—	—	—	2,743,625
Repurchase of ordinary shares	16	—	—	—	—	(2,513)	—	(2,513)
Issuance of shares to co-founders	17	—	1,417	—	(1,417)	—	—	—
Share-based compensations	17	—	—	—	19,423	—	—	19,423

		42	4,050,832	—	18,006	(2,513)	—	4,066,367

Balance at June 30, 2021		66	4,092,298	(3)	24,608	(20,529)	(2,013,822)	2,082,618

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Unaudited Interim Condensed Consolidated Statements of Cash Flows

		For the Six Months Ended June 30,
	Notes	2020	2021	2021
		RMB’000	RMB’000	USD’000
				Note 2
Cash flows from operating activities
Cash used in operations	20	(53,549)	(252,936)	(39,154)
Interest received		569	180	28

Net cash used in operating activities		(52,980)	(252,756)	(39,126)

Cash flows from investing activities
Purchase of property, plant and equipment		(343)	(23,477)	(3,634)
Payment in relation to right-of-use assets		—	(22,284)	(3,449)
Purchase of financial assets at fair value through profit or loss		(43,200)	(42,500)	(6,579)
Proceeds from disposal of financial assets at fair value through profit or loss		47,854	55,706	8,623

Net cash generated from/ (used in) investing activities		4,311	(32,555)	(5,039)

Cash flows from financing activities
Proceeds from issuance of ordinary shares	16	—	1,431,775	221,634
Payment in relation to listing expenses		—	(111,440)	(17,251)
Payment for lease liabilities		(223)	(480)	(74)
Payment in relation to share repurchase		—	(2,513)	(389)

Net cash (used in)/ generated from financing activities		(223)	1,317,342	203,920

Net (decrease)/increase in cash and cash equivalents		(48,892)	1,032,031	159,755
Cash and cash equivalents at the beginning of period		308,972	1,010,076	156,356
Effects of exchange rate changes on cash and cash equivalents		4,226	(17,061)	(2,641)

Cash and cash equivalents at end of the period		264,306	2,025,046	313,470

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.	General information and Basis of presentation

1.1	General information

Connect Biopharma Holdings Limited (the “Company”) was incorporated on November 23, 2015 in the Cayman Islands as an exempted company with limited liability. The address of the Company’s registered office is P.O. Box 613, Harbour Centre, George Town, Grand Cayman KY1-1107, Cayman Islands. The Company completed its initial public offering (“IPO”) in March 2021 and the Company’s American Depositary Shares (“ADSs”) have been listed on the Nasdaq Global Market (“Nasdaq”) since then. Each ADS of the Company represents one ordinary share, par value USD 0.000174 per share.

The Company and its subsidiaries (collectively the “Group”) is a clinical-stage company focused on the discovery and development of next-generation immune modulators for the treatment of serious autoimmune diseases and inflammation. The Group has leveraged its expertise in the biology of T cell modulation to build a portfolio of drug candidates consisting of small molecules and antibodies targeting critical pathways of inflammation. The Group currently carries out clinical trials on its product candidates globally.

Connect Biopharma Hong Kong Limited (“Connect HK”) is a direct wholly owned subsidiary of the Company, and the Group carries out its business through Connect HK’s wholly owned subsidiaries: Suzhou Connect Biopharma Co., Ltd. (“Connect SZ”), Connect Biopharm LLC (“Connect US”) and Connect Biopharma Australia PTY LTD (“Connect AU”).

1.2	Basis of presentation

The unaudited interim condensed consolidated financial statements have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting issued by the International Accounting Standards Board (“IASB”). Accordingly, they do not include all of the information and footnotes required by IFRS for complete financial statements. Certain information and note disclosures normally included in the annual financial statements prepared in accordance with IFRS have been condensed or omitted.

The unaudited interim condensed consolidated financial statements included all adjustments as necessary for the fair statement of the Company’s financial position as of June 30, 2021, and results of operations and cash flows for the six months ended June 30, 2020 and 2021. The consolidated balance sheet as of December 31, 2020 has been derived from the audited financial statements at that date but does not include all the information and footnotes required by International Financial Reporting Standards (“IFRS”). The unaudited interim condensed consolidated financial statements and related disclosures have been prepared with the presumption that users of the unaudited interim condensed consolidated financial statements have read or have access to the audited consolidated financial statements for the preceding fiscal years. Accordingly, these financial statements should be read in conjunction with audited consolidated financial statements and related footnotes for the years ended December 31, 2019, and 2020 included in the Company’s final prospectus filed with the Securities and Exchange Commission on March 19, 2021. The accounting policies applied are consistent with those applied in the audited consolidated financial statements for the preceding fiscal year. Results for the six months ended June 30, 2021 are not necessarily indicative of the results expected for the full fiscal year or for any future period.

The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2020 and 2021 were authorized for issue by the Company’s board of directors (the “Board”) on August 31, 2021.

CONNECT BIOPHARMA HOLDINGS LIMITED

Notes to Unaudited Interim Condensed Consolidated Financial Statements

1.	General information and Basis of presentation (continued)

Liquidity

Since inception, the Group has incurred accumulated losses of RMB 2,013.8 million (USD 311.7 million) as of June 30, 2021. For the six months ended June 30, 2021, the Group had net operating loss of RMB 268.4 million (USD 41.5 million) and net operating cash outflow of RMB 252.8 million (USD 39.1 million). The principal sources of funding have historically been continuous cash contributions from common equity holders and preferred shareholders. The cumulative contributions up through June 30, 2021 approximated USD 440.1 million, among which included USD 219.9 million of proceeds from issuance of ordinary shares in connection with the IPO or RMB 1,431.8 million based on the exchange rate as of the date of the IPO. As of June 30, 2021, the Group had net assets of RMB 2,082.6 million (USD 322.4 million), including a cash and cash equivalents balance of RMB 2,025.0 million (USD 313.5 million). Taking this into consideration, the Board believes that the Group will have sufficient available financial resources to meet its obligations becoming due and working capital requirements in the next twelve months from the date of issuance of these financial statements. Accordingly, the Board considers that it is appropriate to prepare the consolidated financial information on a going concern basis.

Impact of COVID-19

The outbreak of a novel strain of the coronavirus, specifically identified as “COVID-19”, has spread globally. COVID-19 is a virus causing potentially deadly respiratory tract infections and has impacted the global economy. In March 2020, the World Health Organization declared COVID-19 a pandemic.

The Group has taken measures to protect the safety of its employees and continuously monitors and evaluates the situation regarding COVID-19. COVID-19 ultimately may impact the Group’s clinical trials, including potential delays and restrictions on the ability to recruit and retain patients, principal investigators, and healthcare employees. COVID-19 could also affect the operations of contract research organizations (“CROs”) engaged by the Group. The Group continuously monitors the possible impact of COVID-19 on the Group, its CROs, contract manufacturing organizations and clinical sites performing research and development activities for the Group and has developed alternatives to limit the impact of COVID-19 on its operations going forward.

Management expects that COVID-19 will have some impact on the Company’s business and operations, but it is not expected to have a material adverse effect on the financial condition or liquidity of the Company.

2.	Summary of significant accounting policies

The accounting policies and method of computation used in the preparation of the interim condensed consolidated financial statements are consistent with those used in the preparation of the audited consolidated financial statements for the preceding fiscal years included in the Company’s final prospectus filed with the Securities and Exchange Commission on March 19, 2021.

Convenience translation

Translations of the unaudited interim condensed consolidated balance sheet, the unaudited interim condensed consolidated statement of loss, unaudited interim condensed consolidated statement of comprehensive loss and unaudited interim condensed consolidated statement of cash flows from RMB into USD as of and for the six months ended June 30, 2021 are solely for the convenience of the readers and calculated at the rate of USD 1.00 = RMB 6.4601, representing the exchange rate as of June 30, 2021 set forth in the China Foreign Exchange Trade System. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into USD at that rate, or at any other rate.

2.	Summary of significant accounting policies (continued)

New and amended standards and interpretations not yet adopted by the Group

Effective for annual periods beginning on or after
Amendments to IAS 1	Classification of Liabilities as Current or Non-current	January 1, 2022
Amendments to IAS 16	Property, Plant and Equipment: Proceeds before intended use	January 1, 2022
Amendments to IFRS 3	Reference to the Conceptual Framework	January 1, 2022
Annual Improvements	Annual Improvements to IFRS Standards 2018–2020	January 1, 2022

3.	Fair value estimation

The table below analyzes the Group’s financial instruments carried at fair value as of December 31, 2020 and June 30, 2021 by level of the inputs to valuation techniques used to measure fair value. Such inputs are categorized into three levels within a fair value hierarchy as follows:

(i)	Quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1).

(ii)	Inputs other than quoted prices included within level 1 that are observable for the asset or liability, either directly (that is, as prices) or indirectly (that is, derived from prices) (Level 2).

(iii)	Inputs for the asset or liability that are not based on observable market data (that is, unobservable inputs) (Level 3).

As of June 30, 2021, the Group did not carry any financial assets or liabilities measured at fair value.

As of December 31, 2020	Level 1	Level 2	Level 3	Total
	RMB’000	RMB’000	RMB’000	RMB’000
Assets
Financial assets at fair value through profit or loss	—	—	13,068	13,068

Total assets	—	—	13,068	13,068

Liabilities
Financial instruments with preferred rights	—	—	2,071,508	2,071,508

Total liabilities	—	—	2,071,508	2,071,508

3.	Fair value estimation (continued)

There were no transfers between Levels 1, 2 and 3 during the periods presented.

Financial instruments in Level 3

If one or more of the significant inputs are not based on observable market data, the instrument is included in Level 3.

Specific valuation techniques used to value financial instruments include:

•	Quoted market prices or dealer quotes for similar instruments;

•	A combination of observable and unobservable inputs, including risk-free rate, expected volatility, discount rate for lack of marketability (“DLOM”), etc.

Level 3 instruments within the Group’s assets and liabilities include short-term investment in wealth management products measured at fair value through profit or loss and financial instruments with preferred rights.

The following table presents the changes in Level 3 instruments of short-term investment in wealth management products for the six months ended June 30, 2020 and 2021.

	Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Financial assets at fair value through profit or loss
Opening balance	30,632	13,068
Additions	43,200	42,500
Settlements	(47,854)	(55,706)
Investment income credited to profit or loss*	396	138

Closing balance	26,374	—

*includes unrealized gains recognized in profit or loss attributable to balances held at the end of the reporting period	177	—

The valuation of financial instruments with preferred rights is set out in Note 19.

The carrying amounts of the Group’s other financial assets and liabilities, including cash and cash equivalents, other receivables, trade payable and other payables, approximate their fair values.

4.	Critical accounting estimates and judgements

The preparation of the interim condensed consolidated financial statements requires the use of accounting estimates which, by definition, may not equal the actual results. Management also needs to exercise judgment in applying the Group’s accounting policies. Estimates and judgments are continually evaluated. They are based on historical experience and other factors, including expectations of future events that may have a financial impact on the Group and that are believed to be reasonable under the circumstances.

In preparing the interim condensed consolidated financial statements, the nature of significant judgments made by management in applying accounting policies and the key sources of estimation uncertainty were consistent with those described in the audited consolidated financial statements for the preceding fiscal years included in the Company’s final prospectus filed with the Securities and Exchange Commission on March 19, 2021.

5.	Expenses by nature

	Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Clinical trials related expenses	40,486	182,545
Employee benefit expenses (Note 6)	9,861	40,635
Consultancy fee	11,716	31,002
Office expenses	696	2,821
R&D materials and consumable supplies	846	6,602
Depreciation and amortization	395	1,432
Others	2,133	734

	66,133	265,771

6.	Employee benefit expenses

	Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Wages, salaries and bonuses	6,574	17,998
Share-based compensation expenses (Note 17)	1,590	19,423
Welfare expenses	436	2,641
Housing funds	307	573
Contributions to defined benefit plan (i)	954	—

	9,861	40,635

(i)

The defined benefit plan was established in 2018 for one founder and subsequently terminated in 2020. The aggregate value of the benefits under this plan was fully funded and rolled over into an individual retirement account for the benefit of the founder. The Company will have no further obligations with respect to such plan and is no longer subject to actuarial risk and investment risk.

Employee benefit expenses were charged in the following line items in the interim condensed consolidated statements of loss:

	Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Research and development expenses	7,030	22,999
Administrative expenses	2,831	17,636

	9,861	40,635

7.	Other income

	Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Government grants	2,715	5,041

Government grants are cash incentive received related to specific operating expenses incurred. During the six months ended June 30, 2021, the Group received a one-time award of RMB 5.0 million (USD 0.8 million) from China local government for its successful IPO.

8.	Other gains/(losses) – net

	Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Net foreign exchange gains/(losses)	482	(741)
Investment income from wealth management products	396	138
Other loss (i)	—	(7,037)

	878	(7,640)

(i)

The Group incurred a loss of RMB 7.0 million (USD 1.1 million) due to a phishing scam experienced in May 2021 which resulted in the Company remitting such amount to an account set up by the phishers rather than to one of the Company’s vendors. No loss or download of company data nor any loss or compromise of customer or third-party information has been discovered and the Company is currently continuing to investigate this incident. Management has filed a claim with the Company’s cyberinsurance underwriter. No recovery from insurance has been received as of the date of this filing.

9.	Income tax

The Company is incorporated in the Cayman Islands as an exempted company with limited liabilities under the Companies Law of Cayman Islands and accordingly, is exempted from Cayman Islands income tax. Due to loss position for the Group’s other entities located in Hong Kong, United States, China, and Australia, no provision for income taxes has been provided for the six months ended June 30, 2020 or 2021.

10.	Net loss per share

Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares were consolidated into one ordinary share (the “Share Consolidation”) (Note 16). To calculate net loss per share, the number of shares used reflects such Share Consolidation retrospectively as of January 1, 2020 in the calculation of the weighted average number of ordinary shares outstanding.

Basic net loss per share is calculated by dividing the net loss attributable to owners of the Company by the weighted average number of ordinary shares outstanding. Basic and diluted net losses per share reflecting the effect of the issuance of ordinary shares by the Company are presented as follows:

	Six Months Ended June 30,
	2020	2021
Net loss attributable to owners of the Company (RMB’000)	(75,207)	(942,481)
Weighted average number of ordinary shares outstanding	17,090,228	46,935,542

Basic net loss per share (RMB)	(4.4)	(20.1)

Share options and preferred shares are considered as potential dilutive shares throughout the reporting periods. However, since the Group had incurred net losses for six months ended June 30, 2020 and 2021, the potential dilutive shares have anti-dilutive effect on net loss per share if they are converted to ordinary shares and were excluded from such calculation. Thus, diluted net loss per share is equivalent to the basic net loss per share.

11.	Property, plant and equipment

	Laboratory equipment	Leasehold improvements	Office equipment, furniture and others	Assets under construction	Total
	RMB’000	RMB’000	RMB’000	RMB’000	RMB’000
As of December 31, 2020
Cost	5,672	1,461	585	1,906	9,624
Accumulated depreciation	(1,460)	(808)	(417)	—	(2,685)

Net book value	4,212	653	168	1,906	6,939

Six months ended June 30, 2021
Opening net book value	4,212	653	168	1,906	6,939
Additions	16,656	1,102	361	663	18,782
Transfers	—	2,449	—	(2,449)	—
Depreciation	(600)	(400)	(44)	—	(1,044)
Disposal	(151)	—	(2)	—	(153)

Closing net book value	20,117	3,804	483	120	24,524

As of June 30, 2021
Cost	22,177	5,012	944	120	28,253
Accumulated depreciation	(2,060)	(1,208)	(461)	—	(3,729)

Net book value	20,117	3,804	483	120	24,524

12.	Lease

Amounts recognized in the condensed consolidated balance sheets are as follows:

(i)	Right-of-use assets

	Land use rights	Office rental	Total
	RMB’000	RMB’000	RMB’000
Opening net book amount-as of January 1, 2021	—	929	929
Additions	22,284	518	22,802
Depreciation	(74)	(299)	(373)

Closing net book amount-as of June 30, 2021	22,210	1,148	23,358

As of June 30, 2021
Cost	22,284	2,607	24,891
Accumulated depreciation	(74)	(1,459)	(1,533)

Net book value	22,210	1,148	23,358

The addition of land use rights was the prepaid land lease payments to acquire long-term interest in the usage of land in the mainland People’s Republic of China (“PRC”) over the period of 50 years that is stated in the land use right certificate. The land is expected to be used for the construction of production and office facilities.

(ii)	Lease liabilities

	December 31,	June 30,
	2020	2021
	RMB’000	RMB’000
Non-current	309	482
Current	604	615

	913	1,097

Amounts recognized in the interim condensed consolidated statements of loss in addition to depreciation shown above were as follows:

	Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Interest expense	19	22
Expense relating to short-term leases	82	17
Expense relating to leases of low-value assets that are not shown above as short-term leases	15	15

The total cash outflow for leases for the six months ended June 30, 2020 and 2021 was RMB 0.2 million and RMB 0.5 million, respectively.

13.	Other non-current assets

	December 31,	June 30,
	2020	2021
	RMB’000	RMB’000
Deductible value-added tax	10,260	13,319
Prepayments for purchase of non-current assets (i)	9,600	14,295

	19,860	27,614

(i)

As of June 30, 2021, the Group had made prepayments of approximately RMB 14.3 million, compared to RMB 9.6 million as of December 31, 2020, primarily due to the purchase of laboratory equipment for Connect SZ.

14.	Other receivables and prepayments

	December 31,	June 30,
	2020	2021
	RMB’000	RMB’000
Prepayment for CRO services	28,043	52,658
Prepaid expenses (i)	—	12,936
Deposits (ii)	3,881	4,668
Others	1,731	2,638

	33,655	72,900

(i)	In March 2021, the Group made payments to purchase director and officer liability insurance. Such expenses are amortized over 1 year.
(ii)	Deposits held by CRO suppliers are refundable upon the completion of related services.

15.	Cash and cash equivalents

	December 31,	June 30,
	2020	2021
	RMB’000	RMB’000
Cash at bank
-USD deposits	975,810	1,981,028
-RMB deposits	28,113	41,953
-AUD deposits	6,153	2,065

	1,010,076	2,025,046

Cash at bank located in the PRC earns interest at floating rates based on daily bank deposit rates, while deposits in banks outside the PRC are with interest rate of nil.

Cash at banks denominated in RMB are deposited with banks in the PRC. The conversion of these RMB-denominated balances into foreign currencies and the remittance of funds out of China are subject to the rules and regulations of foreign exchange control promulgated by the government of the PRC. As of June 30, 2021, USD 296.7 million of deposits and AUD 0.4 million of deposits were held in banks outside the PRC.

16.	Share capital

Upon approval of shareholders of the Company on March 12, 2021, every 1.74 ordinary shares with a par value of USD 0.0001 each in the authorized share capital of the Company (including all issued and unissued shares) were consolidated into one share with a par value of USD 0.000174 each. Therefore, on June 30, 2021, the authorized share capital of the Company was changed from USD 50,000 into USD 76,560. The number of ordinary shares below are presented retrospectively as if such Share Consolidation took place as of January 1, 2021.

	Number of ordinary shares	Share capital	Share premium(i)	Total
		RMB’000	RMB’000	RMB’000
As of January 1, 2021	19,653,791	24	41,466	41,490

Issuance of ordinary shares (ii)	12,937,500	14	1,305,818	1,305,832
Conversion from preferred shares to ordinary shares (Note 19)	24,791,804	28	2,743,597	2,743,625
Repurchase of ordinary shares (iii)	(20,765)	—	—	—
Issuance of shares to co-founders (Note 17)	121,080	—	1,417	1,417

As of June 30, 2021	57,483,410	66	4,092,298	4,092,364

(i)	Share premium mainly arose from the contributions to the Company by its holders of ordinary shares and the conversion from preferred shares.

16.	Share capital (continued)

(ii)

In March 2021, 12,937,500 ADSs (representing 12,937,500 ordinary shares, including the exercise of the option by the underwriters in full to purchase additional ADSs) were offered by the Company in connection with its listing on Nasdaq, and the proceeds received were USD 219.9 million or RMB 1,431.8 million based on the exchange rate as of the date of the IPO. The Company incurred issuance costs of USD 19.3 million in connection with this offering.

(iii)

In March 2021, at the request of one co-founder, the Group repurchased 20,765 ordinary shares from him for a consideration of RMB 2.5 million (USD 0.4 million) for the payment of employee withholding taxes related to share-based awards, then such shares were cancelled accordingly.

17.	Share-based compensation

2019 stock incentive plan

The Group adopted the 2019 stock incentive plan on November 1, 2019, under which the Group may grant various awards such as options, restricted shares or restricted share units to employees, directors, and consultants for services to be rendered. As of December 31, 2020, the Group had reserved 4,460,600 ordinary shares which were held by Connect Union for the issuance of options that are considered as treasury shares. After the Share Consolidation, the number of ordinary shares reserved was 2,563,563.

In January 2021, 95,000 options were granted to three new employees with an exercise price of USD 4.69 per ordinary share. After the Share Consolidation, those options granted were exercisable to acquire 54,598 ordinary shares with an exercise price of USD 8.2 per ordinary share.

On February 20, 2021, 564,981 options were granted to each of the co-founders and 337,000 options were granted to certain non-executive employees, directors and consultants. The exercise price per share of each option was USD 6.72. After the Share Consolidation, those options were exercisable at a price of USD 11.7 each to acquire 324,702 ordinary shares by each of the co-founders and 193,677 ordinary shares by certain non-executive employees, directors and consultants.

The activities of the options outstanding as of June 30, 2021 were as follows:

	Number of options	Weighted average exercise price per share option
Options outstanding as of December 31, 2020	1,665,883
Granted	897,679	USD 11.5
Forfeited (i)	(82,759)	USD 8.7

Options outstanding as of June 30, 2021	2,480,803

Options exercisable as of June 30, 2021	283,499

The weighted average remaining contractual life of options outstanding as of December 31, 2020 and June 30, 2021 was 9.3 years and 8.8 years, respectively.

(i)	The options were forfeited when the employment terminated.

17.	Share-based compensation (continued)

Fair value of options granted

The Group determined its equity value which was estimated using the hybrid method and adopted the allocation model to determine the fair value of its underlying ordinary shares.

Based on the fair value of underlying ordinary shares, the Group used the Binomial option-pricing model to determine the fair value of options as of the grant date. Key assumptions (before the Share Consolidation) for the options granted are set forth below:

	December 31,	June 30,
	2020	2021
Weighted average exercise price during the period	USD 3.8	USD 6.6
Grant date share price	USD 1.2~USD 6.4	USD 7.5
Risk-free interest rate	0.8%~1.1%	1.3%~1.5%
Expected volatility	61.8%~77.4%	60.5%
Option life	10 years	10 years
Expected early exercise multiple	2.2	2.2
Dividend yield	Nil	Nil
Forfeiture rate	9.5%	9.5%
Weighted average fair value of options granted during the period	USD 2.4	USD 4.2

The Company adopted the average volatility of comparable companies as a proxy of the expected volatility of the underlying shares. The volatility of each comparable company was based on the historical daily stock prices for a period with length commensurate to the remaining maturity life of the share options.

Share-based compensation to co-founders

Pursuant to the shareholders agreement, upon achievement of certain R&D milestones, 210,682 ordinary shares were issued to the co-founders during the six months ended June 30, 2021. After the Share Consolidation, these have become 121,080 ordinary shares.

Based on the anti-dilutive obligation of the Company to issue additional Series C preferred shares, the Company also issued 80,457 Series C preferred shares in March 2021. After the Share Consolidation, these have become 46,232 preferred shares.

The Group determined its equity value which was estimated using the hybrid method and adopted the allocation model to determine the fair value of this share-based payment as USD 0.9 per share before the Share Consolidation (USD 1.57 after the Share Consolidation) on the grant date. Key assumptions included risk-free interest rate of 2.5%, expected volatility of 60.0%, dividend yield of nil and were based on the management’s best estimates.

17.	Share-based compensation (continued)

Share-based compensation expenses included in the interim condensed consolidated financial statements of loss for the six months ended June 30, 2020 and 2021 were as follows:

	Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Research and development expenses (Note 6)	1,428	8,529
Administrative expenses (Note 6)	162	10,894

	1,590	19,423

18.	Other payables and accruals

	December 31,	June 30,
	2020	2021
	RMB’000	RMB’000
Accrued professional service fee	8,090	22,215
Payroll and welfare payables	4,124	1,856
Others	541	312

	12,755	24,383

19.	Financial Instruments with preferred rights

The Group has completed a series of financings by issuing preferred shares with the following details:

Date of subscription	Round	Number of preferred shares	Subscription consideration
			RMB’000
March 3, 2016	Series Pre-A	3,109,000	33,110
January 3, 2017	Series A	8,471,200	137,868
December 20, 2018	Series B	10,127,579	379,148
August 21, 2020 / December 1, 2020	Series C	21,349,537	923,247

		43,057,316	1,473,373

After the Share Consolidation, the above number of preferred shares were changed to 24,745,572 and together with 46,232 preferred shares as disclosed in the Note 17, the Company’s issued and outstanding preferred shares were 24,791,804 prior to March 19, 2021. Upon completion of the IPO, such preferred shares were converted to ordinary share on a one-for-one basis.

19.	Financial instruments with preferred rights (continued)

Movements of financial instruments with preferred rights during the six months ended June 30, 2020 and 2021 were as follows:

Fair Value
RMB’000
Six months ended June 30, 2020
As of January 1, 2020	643,008
Change in fair value recognized in profit or loss	13,217
Change in fair value due to foreign currency translation recognized in other comprehensive income	9,589

As of June 30, 2020	665,814

Six months ended June 30, 2021
As of January 1, 2021	2,071,508
Change in fair value recognized in profit or loss	674,269
Change in fair value due to foreign currency translation recognized in other comprehensive income	(2,152)
Converted to ordinary shares upon IPO	(2,743,625)

As of June 30, 2021	—

The Group first determined the equity value and then allocated the equity value to each element of the Group’s capital structure using either the option pricing back-solve method (“OPM”) or a hybrid method.

Key valuation assumptions used to determine the fair value of the financial instruments with preferred rights for the six months ended June 30, 2020 were as follows:

DLOM	23.9% ~ 25.8%
Expected volatility	68.0% ~ 75.2%
Risk-Free interest rate	0.1% ~ 0.2%

20.	Cash used in operations

		Six Months Ended June 30,
	Notes	2020	2021
		RMB’000	RMB’000
Loss before income tax		(75,207)	(942,481)
Adjustments for:
- Finance income – net		(550)	(158)
- Investment income from wealth management products	8	(396)	(138)
- Amortization of intangible assets		—	15
- Depreciation of property, plant and equipment	11	191	1,044
- Depreciation of rights-of-use assets	12	204	373
- Share-based compensation expenses	17	1,590	19,423
- Net foreign exchange differences	8	(482)	741
- Fair value changes of financial instruments with preferred rights	19	13,217	674,269
- Loss on disposal of property, plant and equipment		—	153
Changes in working capital
- Other receivables and prepayments		(6,289)	(42,522)
- Other non-current assets		(2,422)	(3,059)
- Other payables and accruals		724	(1,628)
- Trade payables		15,871	41,032

Net cash used in operations		(53,549)	(252,936)

21.	Commitments

As of June 30, 2021, the Group had capital commitments of approximately RMB 9.6 million (as of December 31, 2020: RMB 23.2 million), primarily in conjunction with the acquisition of laboratory equipment.

22.	Related party transactions

Parties are considered to be related if one party has the ability, directly or indirectly, to control or exercise significant influence over the other party. Parties are also considered to be related if they are subject to common control. Members of key management of the Group and their close family members are also considered as related parties.

23.	Related party transactions (continued)

Names of related parties	Nature of relationship
Hangzhou Simo Company Limited	Entity controlled by a director of the Company
Frontage Laboratories (Suzhou) Company Limited	Entity controlled by a director of the Company
Hangzhou Tigermed Consulting Company Limited	Entity controlled by a director of the Company
Beijing Medical Development (Suzhou) Company Limited	Entity controlled by a director of the Company

As the former director Xiaoping Ye resigned on February 2, 2021, the above companies were no longer considered as related parties for the six months ended June 30, 2021.

In addition to other related party transactions and balances disclosed elsewhere in these notes to financial statements, the following is a summary of significant transactions and balances with related parties during the six months ended June 30, 2020 and 2021 and at each period end.

(a) Significant transactions with related parties:

	Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Purchase of clinical trials related services
Hangzhou Simo Company Limited	3,585	—
Frontage Laboratories (Suzhou) Company Limited	1,291	—
Hangzhou Tigermed Consulting Company Limited	88	—
Beijing Medical Development (Suzhou) Company Limited	252	—

(b) Balances with related parties:

	December 31,	June 30,
	2020	2021
	RMB’000	RMB’000
(i) Prepayments
Hangzhou Tigermed Consulting Company Limited	850	—
Hangzhou Simo Company Limited	507	—

All the above balances with related parties were unsecured, interest-free and had no fixed repayment terms.

(c) Key management personnel compensation:

	Six Months Ended June 30,
	2020	2021
	RMB’000	RMB’000
Wages, salaries and bonuses	3,042	8,422
Share-based compensation expenses	208	13,200
Contributions to defined benefit plan	965	—
Welfare, housing funds and other	101	182

24.	Events after the reporting period

Grant of stock options under 2021 stock incentive plan

On July 30, 2021, 570,000 options were granted to certain newly hired employees and a consultant. The weighted- average exercised price was USD 20.7 per share.